SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)

                            (Amendment No. ____)


                  Alliance Bancorp, Inc. of Pennsylvania
______________________________________________________________________________
                              (Name of Issuer)


                 Common Stock, par value $0.01 per share
______________________________________________________________________________
                     (Title of Class of Securities)


                                018921 10 6
______________________________________________________________________________
                              (CUSIP Number)


                                         Copies to:
Dennis D. Cirucci                        Kevin M. Houlihan, Esq.
President and Chief Executive Officer    Eric M. Marion, Esq.
Alliance Mutual Holding Company          Elias, Matz, Tiernan & Herrick L.L.P.
541 Lawrence Road                        734 15th Street, N.W.
Broomall, Pennsylvania 19008             Washington, D.C. 20005
(610) 353-2900                           (202) 347-0300
______________________________________________________________________________
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)


                            January 30, 2007
______________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


CUSIP No. 018921 10 6               13D                     Page 2 of 8 Pages


______________________________________________________________________________
1    NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Alliance Mutual Holding Company (EIN No. __________)
______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                               (b) [ ]

______________________________________________________________________________
3    SEC USE ONLY

______________________________________________________________________________
4    SOURCE OF FUNDS

     00
______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

     N/A
______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
______________________________________________________________________________

 NUMBER OF     7    SOLE VOTING POWER
  SHARES
BENEFICIALLY        3,973,750
 OWNED BY      _______________________________________________________________
   EACH
 REPORTING     8    SHARED VOTING POWER
PERSON WITH
                    0
               _______________________________________________________________

               9    SOLE DISPOSITIVE POWER

                    3,973,750
               _______________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0
______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,973,750
______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                             [ ]

______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.0%
______________________________________________________________________________
14   TYPE OF REPORTING PERSON

     HC
______________________________________________________________________________


CUSIP No. 018921 10 6               13D                     Page 3 of 8 Pages



Item 1.        Security and Issuer

     This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Alliance Bancorp, Inc. of Pennsylvania, a United States corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 541 Lawrence Road, Broomall, Pennsylvania 19008.

Item 2.        Identity and Background

     (a)-(c) This Schedule 13D is filed on behalf of Alliance Mutual Holding Company, a federally-chartered mutual holding company (the "MHC"). The MHC's principal business is to hold the majority of the issued and outstanding shares of the Company's Common Stock. The business address of the MHC is 541 Lawrence Road, Broomall, Pennsylvania 19008.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the MHC (collectively, "Insiders"):


Name                         Occupation
________________________     ____________________________________________________________

Directors:

 James S. Carr               Sole proprietor of James S. Carr, A.I.A. and Associates,
                             an architectural and land planning company, and partner in the firm of Carr and Lang Architects, located in Boca
                             Raton, Florida.

 Dennis D. Cirucci           Chief Executive Officer of Alliance Bank since April 2005
                             and President of Alliance Bank since April
                             2003.

 J. William Cotter, Jr.      Managing Officer of T.A. Title Insurance Co., Media,
                             Pennsylvania, since 1979.  T.A. Insurance Co. provides
                             title services in the Commonwealth of Pennsylvania and
                             five other states.

 Timothy E. Flatley          President, Owner and Founder of Sterling Investment Advisors,
                             Ltd. Since 2000.

 William E. Hecht            Chairman of the Board of Alliance Bank since April 2000.  Mr.
                             Hecht served as the Chief Executive Officer of Alliance Bank between January 1990 and April 2005 and President of Alliance
                             Bank between January 1, 1990 and April 2003.

 Peter J. Meier              Executive Vice President of Alliance Bank since April 2003 and
                             Chief Financial Officer of Alliance Bank since April 1997.

 John A. Raggi               Vice President of Sales, Alcom Printing Group, Broomall,
                             Pennsylvania, since 1962.

 G. Bradley Rainer           Principal in the law firm of Eckell, Sparks, Levy, Auerbach,
                             Monte, Rainer & Sloane, P.C., Media, Pennsylvania since 1993.
                             Mr. Rainer is also an adjunct professor at Temple University
                             School of Law, where he teaches Transactional Practice, a seminar course integrating business law, trusts and estates law and professional responsibility.

 Philip K. Stonier           Self-employed as an Individual Practitioner Business Consultant and Tax Preparer since June 2000.

 R. Cheston Woolard          Managing partner of Woolard, Krajnik, Masciangelo, LLP, a certified public accounting firm with offices in Montgomery and Chester
                             Counties, Pennsylvania.

Executive Officer Who is Not Also a Director:

 Suzanne J. Ricci            Chief Technology Officer and Senior Vice President of Alliance Bank
                             since April 2004.


CUSIP No. 018921 10 6               13D                     Page 4 of 8 Pages


     (d) During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the MHC nor any of the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the Insiders are U.S. citizens.

Item 3.        Source and Amount of Funds or Other Consideration

     The Company was formed for the purpose of becoming the stock holding company of Alliance Bank, a Pennsylvania-chartered stock savings bank, Broomall, Pennsylvania (the "Bank"); and the MHC was formed for the purpose of becoming the mutual holding company parent of the Company. Pursuant to the Agreement and Plan of Reorganization (the "Plan of Reorganization") and a related Plan of Additional Stock Issuance ("Plan of Stock Issuance"), effective January 30, 2007, the Bank became a wholly owned subsidiary of the Company, which became a majority owned subsidiary of the MHC (the "Mutual Holding Company Reorganization"). On January 30, 2007, 3,973,750 shares of Common Stock were issued to the MHC at no cost to the MHC. In addition, on such date, 1,807,339 shares were issued by the Company in an offering to depositors of the Bank, members of the community and the general public (the "Minority Offering") and 1,443,911 shares were issued in exchange for outstanding shares of Alliance
Bank common stock. In connection with the Minority Offering, certain Insiders purchased shares of Common Stock using their personal funds or funds from accounts which they control as guardian or custodian. All shares purchased by Insiders were purchased at a price of $10.00 per share.

Item 4.        Purpose of Transaction

     The primary purpose of the transaction was to reorganize the Bank into the mutual holding company form of organization. The mutual holding company structure permitted the Company to sell capital stock in the Minority Offering and thereby raise additional capital. The transaction also gives the Bank and the Company greater flexibility to structure and finance the expansion of operations and to diversity into other financial services. Because the Company only issued a minority of the Common Stock for sale to the public in the Mutual Holding Company Reorganization, the Bank's ability to remain an independent savings bank and to provide community-related financial services is expected to be preserved.

     While the MHC and Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change


CUSIP No. 018921 10 6               13D                     Page 5 of 8 Pages


in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer

     (a) As of January 30, 2007, the MHC directly and beneficially owned 3,973,750 shares of the Company's Common Stock, which represented 55.0% of the issued and outstanding shares of Common Stock on such date. The following table sets forth information with respect to the shares of Common Stock beneficially owned by the Insiders as of January 30, 2007.

                                                 No. of Shares      % of Outstanding
            Name                              Beneficially Owned(1)    Common Stock
____________________________________________  _____________________ ________________
Directors:
  James S. Carr                                    23,082(2)                *
  Dennis D. Cirucci                                39,950(3)                *
  J. William Cotter, Jr.                           28,825(4)                *
  Timothy E. Flatley                                2,831(5)                *
  William E. Hecht                                 57,021(6)                *
  Peter J. Meier                                   20,351(7)
  John A. Raggi                                     8,865(8)                *
  G. Bradley Rainer                                 6,308(9)                *
  Philip K. Stonier                                 4,529(10)               *
  R. Cheston Woolard                                3,439(11)               *
Executive officer who is not also a director:
  Suzanne J. Ricci                                 10,891(12)               *

________________________

*    Represents less than one percent of the Company's outstanding Common Stock.

(1) Based on information furnished by the respective individuals. Under applicable regulations, shares are deemed to be beneficially owned by a person if he or she, directly or indirectly, has or shares the power to vote or dispose of the shares, whether or not he or she has any economic interest in the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares. Shares which may be acquired by the exercise of stock options which are exercisable within 60 days of the voting record date are deemed to be beneficially owned by the holder and are outstanding for the purpose of computing the percentages of common stock beneficially owned by the respective individual and group.

                                       (Footnotes continue on following page)


CUSIP No. 018921 10 6               13D                     Page 6 of 8 Pages

________________________

(2) Includes 13,226 shares held by Mr. Carr, 7,453 shares held jointly with Mr. Carr's spouse and 2,403 shares held in the trust established pursuant to the Directors' Retirement Plan.

(3) Includes 13,816 shares held in Alliance Bank's employee stock ownership plan and 26,134 shares held in the Alliance Bank Profit Sharing/401(k) Plan.

(4) Includes 1,049 shares held for Mr. Cotter's children under the Pennsylvania Uniform Transfers to Minors Act, 661 shares held in a simplified employee pension program, 5,179 shares held in an IRA for the benefit of Mr. Cotter, 6,989 shares held in the trust established pursuant to the Directors' Retirement Plan, 661 shares held in an IRA for the benefit of Mrs. Cotter, 2,099 shares held in J. William Cotter, Jr. Family Living Trust and 12,187 shares held jointly with Mrs. Cotter.

(5) Includes 629 shares held in an IRA for the benefit of Mr. Flatley, 1,049 shares held in a simplified employee pension program, 1,049 shares held jointly with Mr. Flatley's spouse and 104 shares held in the trust established pursuant to the Directors' Retirement Plan.

(6) Includes 14,020 shares held in Alliance Bank's employee stock ownership plan, 94 shares held in the trust established pursuant to the Directors' Retirement Plan and 42,907 shares held jointly with Mr. Hecht's spouse.

(7) Includes 2,754 shares held jointly with Mr. Meier's spouse, 7,600 shares held in Alliance Bank's employee stock ownership plan and 9,997 shares held in the Alliance Bank Profit Sharing/401(k) Plan.

(8) Includes 461 shares held by Mr. Raggi, 2,000 shares held jointly with Mr. Raggi's spouse, 2,099 shares held in an IRA for the benefit of Mr. Raggi and 4,305 shares held in the trust established pursuant to the Directors' Retirement Plan.

(9) Includes 3,000 shares held by Mr. Rainer, 419 shares held jointly with Mr. Rainer's spouse, 419 shares held in an IRA for the benefit of Mr. Rainer, 2,099 shares held in an IRA for the benefit of Mrs. Rainer and 371 shares held in the trust established pursuant to the Directors' Retirement Plan.

(10) Includes 2,000 shares held by Mr. Stonier, 2,099 shares held in an IRA for the benefit of Mr. Stonier and 430 shares held in the trust established pursuant to the Directors' Retirement Plan.

(11) Includes 3,215 shares held jointly with Mr. Woolard's spouse and 224 shares held in the trust established pursuant to the Directors' Retirement Plan.

(12) Includes 200 shares held for Ms. Ricci's children under the Pennsylvania Uniform Transfers to Minors Act, 5,072 shares held in Alliance Bank's employee stock ownership plan and 5,619 shares held in the Alliance Bank Profit Sharing/401(k) Plan.

     (b) The MHC has sole voting power over 3,973,750 shares and sole dispositive power over 3,973,750 shares. The Insiders have voting and dispositive power over the shares listed in Item 5(a) above as discussed in the footnotes to Item 5(a).

     (c) Neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.


CUSIP No. 018921 10 6               13D                     Page 7 of 8 Pages



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of the date of this Schedule 13D, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.        Material to Be Filed as Exhibits

     None.


CUSIP No. 018921 10 6               13D                     Page 8 of 8 Pages




                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            ALLIANCE MUTUAL HOLDING COMPANY



January 30, 2007                     By: /s/ Dennis D. Cirucci
                                         -------------------------------------
                                         Dennis D. Cirucci
                                         President and Chief Executive Officer